UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 21, 2005

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement

On December 21, 2005, Parkway Properties, Inc. (the "Company"), through its operating partnership, Parkway Properties LP, closed an $86 million loan with Teachers Insurance and Annuity Association of America ("TIAA"). This loan replaces the Company's existing indebtedness with TIAA which was due to expire on July 1, 2008, had an interest rate of 6.945%, and had an outstanding balance of $61,396,000 as of December 20, 2005. The terms of the new loan include the following highlights; a maturity date of January 2016, a fixed interest rate of 6.21%, a twenty-five year amortization, and a 75% loan to value ratio. Additionally, the collateral pool for the loan has been reduced from twelve properties to five, and includes Comerica Building, Hillsboro I-IV, Hillsboro V, Peachtree Dunwoody Pavilion and One Commerce Green. A copy of the Promissory Note between Parkway Properties LP and TIAA is attached as exhibit 10.1 and is incorporated by reference herein. A form of Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing by and between Parkway Properties LP as borrower and Jack Edelbrock as trustee for the benefit of TIAA as lender, which is substantially identical in form for each property in the collateral pool, is attached as exhibit 10.2 and is incorporated by reference herein.

ITEM 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

See Item 1.01 above.

ITEM 9.01.   Financial Statements and Exhibits

(c)   Exhibits.

10.1   Promissory Note between Parkway Properties LP and Teachers Insurance and Annuity Association of America

10.2   Form of Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing by and between Parkway Properties LP as borrower and Jack Edelbrock as trustee for the benefit of Teachers Insurance and Annuity Association of America as lender

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2005

PARKWAY PROPERTIES, INC.

By: /s/ William R. Flatt
      William R. Flatt
      Chief Financial Officer